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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                   1-9601
                          (Commission File Number)


(Check one): Form 10-K  | |  Form 20-F   | |  Form 11-K   | |  Form 10-Q  |X|
             Form 10-D  | |  Form N-SAR  | |  Form N-CSR  | |


         For Period Ended:   SEPTEMBER 30, 2006

         | |  Transition Report on Form 10-K
         | |  Transition Report on Form 20-F
         | |  Transition Report on Form 11-K
         | |  Transition Report on Form 10-Q
         | |  Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ------------------------

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  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I -- REGISTRANT INFORMATION

                         K-V PHARMACEUTICAL COMPANY
                           Full Name of Registrant

                       Former Name if Applicable: N/A

                           2503 SOUTH HANLEY ROAD
          Address of Principal Executive Office (Street and Number)

                             ST. LOUIS, MO 63144
                          City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on
| | or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

K-V Pharmaceutical Company ("K-V" or the "Company") announced on October 31, 2006 that it recently had been served with a derivative lawsuit filed in St. Louis City Circuit Court alleging that certain stock option grants to six current or former directors and officers between 1995 and 2002 were dated improperly. In accordance with the Company's established corporate governance procedures, the Board of Directors has referred this matter to an independent committee of its Audit Committee (the "Independent Committee"). The Independent Committee has commenced an investigation and will determine what action, if any, the Company will take.

No conclusions have been reached by the Independent Committee to date, and the Company cannot predict whether the results of the investigation will have any impact on its financial results for the quarter and six-month period ended September 30, 2006 or for any other period. As a result of the ongoing investigation, K-V will not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the required filing date and does not currently anticipate that its Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

The Company will seek to resolve these issues as quickly as practicable and plans to file its Form 10-Q as soon as possible following the completion of the investigation.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     RICHARD H. CHIBNALL              (314)                645-6600
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            (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 6, 2006, the Company issued a press release announcing that revenues for the second quarter increased 13% to $108.8 million, compared to $96.3 million for the second quarter of fiscal 2006, with the Company's Ther-Rx branded drug unit reporting revenue growth of 36%. Gross profit for the second quarter increased to $69.4 million, up $7.1 million, or 11% over the prior year's quarter, due primarily to higher Ther-Rx sales which represented 42% of overall revenues versus 35% for the second quarter of fiscal 2006.

Net income for the September quarter was $12.4 million, or $0.22 per diluted share, up 7.4% or $.8 million from the comparable period in the prior year. For the six months ended September 30, 2006, net income was $22.2 million, or $.41 per diluted share compared to a loss of $10.4 million, or $.21 per diluted share for the comparable period of the prior year. The net income and diluted earnings per share amounts included in this filing are preliminary and subject to possible adjustment based upon the outcome of the Audit Committee's inquiry into the effect of certain stock option grants and the Company's completion of the interim financial statements.

As discussed in Part III above, an independent committee of the Audit Committee of the Company's Board of Directors is undertaking a review of claims contained in a derivative lawsuit alleging that certain stock option grants to six current or former directors and officers between 1995 and 2002 were dated improperly. While the Committee members are working to complete their review in a timely manner, the timing of the independent review will delay the filing of the Company's Form 10-Q for the quarter ended September 30, 2006. No conclusions have been reached by the Committee members to date, and the Company cannot predict whether the review will have any impact on certain elements of the underlying financial information for the quarter and six-month period ended September 30, 2006 or for any other period. Accordingly, the net income and earnings per share amounts included in this filing are preliminary and subject to possible adjustment based upon the outcome of the review and the process of completing the interim financial statements. Upon completion of the review, the Company will disclose the results and finalize its results of operations for the second quarter and year-to-date period of the current fiscal year.

Revenues for the fiscal 2007 six-month period improved 14% to $207.2 million, compared to $181.8 million for the first six months of fiscal 2006, as Ther-Rx branded drug unit experienced 36% growth in revenues in addition to the slight growth in revenues reported by ETHEX Corporation, the Company's generic/non-branded unit, compared with the prior year period. Gross profit for the recently completed six-month period increased $12.4 million to $133.9 million, reflecting a 10% increase over the corresponding prior year period. During the first six months of fiscal 2007, the overall Company gross margin was 65%. Gross margin for the branded business remained strong at 89% for the first six months, with ETHEX Corporation maintaining a 56% gross margin for the first six months of fiscal 2007.

The increases in selling and administrative expense of $5.2 million and $7.1 million for the three- and six-month periods, respectively, were primarily due to personnel costs and an increase in expenses resulting from facility expansion. The increases in personnel costs were also impacted by the adoption of SFAS 123R, "Share-Based Payment," using the modified prospective method which resulted in the recognition of $0.5 million and $1.0 million of stock-based compensation expense during the three- and six-month periods, respectively.


Research and development expenses of $6.4 million for the second quarter of fiscal 2007 were down slightly compared to the prior year, but reflected a slight increase of 2% to $14.3 million for the six-month period. Capital expenditures for the second quarter of fiscal 2007 decreased 78%, or $11.3 million to $3.1 million, compared to $14.5 million in the second quarter of the prior year. Capital expenditures for the first six months of fiscal 2007, decreased $18.5 million, or 50% to $18.3 million, compared to $36.9 million for the first six months of fiscal 2006.

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                         K-V PHARMACEUTICAL COMPANY

                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 13, 2006
                                 By: /s/ Richard H. Chibnall
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                                     Richard H. Chibnall
                                     Vice President,
                                     Finance and Principal Accounting Officer






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